Amendment No. 2 to
                                                          SEC File No. 70-9399


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                             2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)


                                GPU, INC. ("GPU")
         (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary             120 West 45th Street
Michael J. Connolly,                    New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light Company
2800 Pottsville Pike
Reading, Pennsylvania  19605


                 (Names and addresses of agents for service)


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            JCP&L hereby amends its Application on Form U-1, docketed in SEC
File No. 70-9399, as follows:

      1. By amending and restating paragrab B of Item 1 thereof to read in its entirety as follows:

            B. The Common Trust Securities will represent approximately 3% of the aggregate undivided beneficial interests in JCP&L Capital Trust and JCP&L's purchase price therefor will not exceed $6.2 million. The Common Trust Securities will not be transferable, and the business and affairs of JCP&L Capital Trust will be managed and controlled by trustees appointed by JCP&L as the holder of the Common Trust Securities. JCP&L will be responsible for all liabilities and obligations of JCP&L Capital Trust.


      2. By amending Item 3 thereof in its entirety as follows:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

                   A. The acquisition by JCP&L of the Common Trust Securities of JCP&L Capital Trust is subject to Sections 9(a) and 10 of the Act.

                   B. JCP&L believes that the issuance of its Subordinated Debentures and its Guaranties to JCP&L Capital Trust, and the issuance by JCP&L Capital Trust of its Preferred Trust Securities, will be exempt from the declaration requirements of the Act by virtue of Rules 45(b)(1), 52(a) and 52(b) thereunder.

                                    SIGNATURE
                                    ---------


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                              JERSEY CENTRAL POWER & LIGHT COMPANY




                              By:   /s/ T. G. Howson
                                   --------------------------------
                                    T. G. Howson,
                                    Vice President and Treasurer


Dated:   February 26, 1999